Response Biomedical Achieves ISO Certification

Vancouver, British Columbia, April 21, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced the Company’s Quality Management System is Registered to ISO 13485: 1996, under the Canadian Medical Devices Conformity Assessment System (CMDCAS). The scope of the Company’s ISO registration includes the design, development, manufacture, and distribution of in-vitro diagnostic medical devices used in the diagnosis of cardiac markers.

“As the world’s largest developer of standards, ISO certification is increasingly demanded by the international market place and provides an important recognized validation of our quality system,” states Bill Radvak, President and CEO. “Having already achieved CE Mark, discerning customers worldwide now have additional assurance that clinical RAMP products are developed under rigorous quality controls and procedures.”

Health Canada requires manufacturers of Class III devices to demonstrate practices in accordance with internationally recognized quality system standards in order to maintain a medical device license in Canada. ISO 13485 embodies all the principles of Good Manufacturing Practices (GMP) widely used in the manufacture of medical devices, and provides particular requirements for medical device suppliers that are more specific than the general requirements specified in ISO 9001.

About ISO (International Organization for Standardization):
ISO is a network of the national standards institutes of 148 countries, with a Central Secretariat in Geneva, Switzerland, that coordinates the system. ISO's principal activity is the development of technical standards that contribute to making the development, manufacturing and supply of products and services more efficient, safer and cleaner. These standards serve to safeguard consumers, and users in general, of products and services.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site RAMP tests for medical and environmental applications providing reliable information in minutes, anywhere, every time. RAMP represents an entirely new class of diagnostic, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com